Exhibit 99.1

Focus Media Appoints Dr. Tan Zhi as Chief Executive Officer

SHANGHAI, China, March 5, 2005 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest digital media group, today appointed Dr. Tan Zhi, formerly president of Focus Media, its Chief Executive Officer. Dr. Tan’s promotion is part of Jason Jiang’s plan to expand the executive management leadership team so the company is well positioned to achieve its goal of becoming the largest media company in China. Jason Jiang, will remain as Executive Chairman of Focus Media and will continue to spend full-time at Focus Media and be in charge of Focus Media’s Internet advertising, mobile handset advertising and other emerging new media opportunities.

Jason Jiang, Executive Chairman of Focus Media, said, “Focus Media has become the largest media group in China. Our digital out-of-home business has already established a clear and unwavering market leadership in the industry. As the advertising market in China continues to grow at a rapid pace, there are many new exciting media opportunities, such as Internet advertising, mobile handset advertising and digital TV advertising, that are expected to grow faster than the overall market and gain market share from traditional media sectors. In addition, building a strong, professional executive management team is a necessary step that any large organization will have to take. Since joining Focus Media two years ago, Dr. Tan has demonstrated his great management skill and ability in building an effective and comprehensive management system for the long-term growth of the company. Dr. Tan’s promotion is a formal recognition of the role he has long played at Focus Media. This change will allow me to spend more time to focus on the fastest growing new media opportunities in the market.”

Dr. Tan Zhi, Chief Executive Officer of Focus Media, said, “I am extremely excited about my new role at Focus Media. I believe building the right team and management system is very important for the long-term growth of the company. My new role will allow me to focus on enhancing the operation efficiency of Focus Media while allowing Jason to focus more on many new exciting media opportunities in today’s fast changing media market.”

Daniel Wu, Chief Financial Officer of Focus Media, said, “Dr. Tan combines the skill of a successful entrepreneur and experience in managing a large organization. During the past two years since his joining of Focus Media, Dr. Tan has made a tremendous contribution to the company in leading the effort in installing an effective management control and incentive system. His prior experience at large organizations such as Microsoft and UT Starcom will be invaluable for the long-term growth of Focus Media.”

Dr. Tan has more than 15 years of corporate operation expertise. From 2004 to 2005, as CEO of Framedia, Dr. Tan built the largest residential poster frame advertising business in China through consolidation and successfully sold the business to Focus Media. The residential poster frame advertising business, with the recent digital upgrade, has become one of the core growth engines for the Focus Media digital out-of-home business. Prior to joining Framedia, Dr. Tan served as senior advisor at Tom Group Limited of Hong Kong. From 1999 to 2002, he was the CEO of 8848.net Limited, which was one of the largest e-commerce organizations in China at the time. Before joining 8848.net, Dr. Tan was vice president for Microsoft China in 1999. Prior to Microsoft, Dr. Tan was senior vice president for UT Starcom China.   Dr. Tan holds a Ph.D. in computer science from Worcester Polytechnic Institute of Massachusetts, USA.

In addition to Dr. Tan’s appointment, David Zhu, CEO of Allyes, has been appointed Executive Vice President, Internet Advertising, of Focus Media. Mr. Zhu will lead all Internet advertising businesses within the Focus Media group. Mao Dong Xu, CEO of Focus Media Wireless, has been appointed Executive Vice President, Mobile Handset Advertising, of Focus Media. Mr. Xu will lead all mobile handset advertising businesses within the Focus Media group. Both Mr. Zhu and Mr. Xu will continue to report to Jason Jiang, Executive Chairman of Focus Media.

About Focus Media Holding Limited

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of September 30, 2007, Focus Media’s digital out-of-home advertising network had approximately 95,398 LCD display in its commercial location network, approximately 43,315 LCD displays in its in-store network and 170,605 advertising in-elevator poster frames, installed in over 90 cities throughout China, and approximately 200 outdoor LED billboard displays in Shanghai. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media Contact:

Jie Chen

Focus Media Holding Ltd

Tel: +86-21-3212-4661 ext 6607

Email: ir@focusmedia.cn